UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Final Amendment (Amendment No. 1)*

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62159143

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

Secretary

Navios Shipmanagement Holdings Corporation

85 Akti Miaouli Street, Piraeus, Greece 185 38

+(30) 2104595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October [15], 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Navios Shipmanagement Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 7, 2021 (the “Original Schedule 13D”) relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Acquisition Corporation (the “Issuer”). This amendment to the Original Schedule 13D constitutes an exit filing for Navios Shipmanagement Holdings Corporation (“NSM”) and Angeliki Frangou.

Item 4. Purpose of the Transaction.

Item 4 is hereby supplemented by adding the following:

On August 25, 2021, the Issuer, Navios Maritime Partners LP (“NMM”) and Navios Acquisition Merger Sub. Inc., a wholly owned subsidiary of NMM (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to, and subject to the terms and conditions of, the Merger Agreement, on October 15, 2021, the Merger Sub merged with and into the Issuer (the “Merger”), and each outstanding share of Common Stock (other than the shares of Common Stock held by NMM, the Issuer and their respective subsidiaries) was converted into 0.1275 of a common unit of NMM.

In the Merger, the 8,823,529 shares of Common Stock that had been beneficially owned by NSM were converted into a total of 1,125,000 common units of NMM.

In the Merger, 461,104 shares of Common Stock beneficially owned by Ms. Frangou were converted in the Merger into a total of 58,791 common units of NMM. A vested option held by Ms. Frangou to purchase 100,000 shares of Common Stock at an exercise price of $58.65 per share was converted as a result of the Merger into an option to purchase 12,750 common units of NMM at an exercise price of $460 per common unit.

Item 5. Interest in Securities of NNA.

Items 5(a), (b) and (e) are hereby supplemented by adding the following:

By virtue of the Merger, as of October 15, 2021, NSM and Ms. Frangou no longer beneficially owned shares of Common Stock. As a result, this amendment to the Original Schedule 13D constitutes an exit filing for NSM and Ms. Frangou.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2021

By:	/s/ Angeliki Frangou

Navios Shipmanagement Holdings Corporation

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title	Chief Executive Officer

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